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03 MAR 10 AM 7:21

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03007234

Registration No. 4154

82-4154

Komu
Attention

Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549

tel.:
fax: 0012029429525

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From

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1

tel.: +420222432005
fax: +420224229483

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Datum
Date

28.2.2003

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Pages

4 (including this page)

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Subject

Preliminary unconsolidated and unaudited results

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Dear Sirs,

We are sending you Preliminary unconsolidated and unaudited results of Komercni banka, a.s. for the year ended 31 December 2002.

Yours Sincerely,

Sylva Floríková
Director of Compliance

dw 3/11

PRELIMINARY UNCONSOLIDATED AND UNAUDITED RESULTS

OF KOMERČNÍ BANKA, A. S.

FOR THE YEAR ENDED 31 DECEMBER 2002

INTRODUCTION

In accordance with the requirements of the Prague Stock Exchange, Komerční banka, a. s. (the „Bank") announces its preliminary, unconsolidated and unaudited results for the year ended 31 December 2002 prepared in accordance with both Czech (CAS) and International (IAS) Accounting Standards. The management will announce its full year audited results on March 31, 2003.

According to Czech Accounting Standards (CAS)

(CZK thousand)	December 31, 2002	December 31, 2001
Profit before tax	11,875,251	3,386,892
Income tax	(2,646,165)	(763,250)
Net profit	**9,229,086**	**2,623,642**
Total assets	445,981,759	429,658,614
Share capital	19,004,926	19,004,926

According to International Accounting Standards (IAS)

(CZK thousand)	December 31, 2002	December 31, 2001
Net banking income	22,596,371	23,809,756
Operating costs	(12,760,079)	(15,065,330)
Net operating income	9,836,292	8,744,426
Provisions for loan and investment losses	1,434,733	(5,333,070)
Income tax	(2,508,040)	(879,263)
Net profit	**8,762,984**	**2,532,093**
Total assets	439,753,263	421,720,567
Share capital	19,004,926	19,004,926
ROAE	30.6%	11.6%

The Annual General Meeting (AGM) for the year ended 31 December 2002 is expected to take place in the second half of June 2003. The record date for participation at the AGM is seven days prior to the AGM date.

The higher 2002 net profit under Czech Accounting Standards is primarily due to CAS unification of the evaluation of securities with International Accounting Standards. Since January 2002 the securities held for trading and available for sale have been booked in fair values also under CAS, the one-off revaluation of securities resulted in the extraordinary income in CAS. Currently there is no difference in evaluation of securities under CAS and IAS.

Unconsolidated net profit of Komerční banka for 2002 in accordance with IAS was CZK 8,763 million representing an increase of 246% compared to 2001. This result was influenced principally by successful reengineering of Bank's organisation and processes and release of provisions. Significant events affecting the year-end results are described below:

NET INTEREST INCOME

Net interest income of CZK 12,447 million representing a decrease of 4.2% compared to 2001 was influenced by continuously declining interest rates (the ČNB repo rate fell from 4.75% to 2.75% during 2002).

NET FEES AND COMMISSIONS

The Bank generated Net fees and commissions in the amount of CZK 8,320 million which represents a year-on-year decrease by 0.9%. This result was affected by 3.3% increase of non-foreign exchange fees and commissions and decline in FX fees and commissions linked to impact of the introduction of the Euro. Fees and commissions were also partially negatively impacted by August floods.

NET PROFIT FROM FINANCIAL OPERATIONS

Net profit from financial operations achieved a satisfactory result of CZK 1,426 million due to unrealised profits on Government bonds and gains on FX operations.

NET BANKING INCOME

Net banking income of the Bank reached the amount of CZK 22,596 million representing a decrease of 5.1% compared to the year-ended 31 December 2001.

OPERATING COSTS

The operating costs including both administrative expenses and restructuring costs totalled to CZK 12,760 million, that is a decrease of 15.3% compared to the year-end 2001.

The administrative expenses stood at CZK 10,100 million representing a year-on-year decrease of 7.8%. This is an outcome of efficient cost control within the Bank, staff reduction in conjunction with centralisation of processes and savings in the contributions to the Deposit Insurance Fund.

The restructuring costs amounted to CZK 1,007 million and represent costs incurred in the Bank's rebranding as well as advisory and consultancy expenses related to the Transformation program and redundancy costs.

NET OPERATING INCOME

Net operating income of CZK 9,836 million increased by 12.5% compared to 2001. The main driver of this development was the successful cost control in the Bank.

PROVISIONS FOR LOAN AND INVESTMENT LOSSES

The net release of provisions for loan and investment losses amounted to CZK 1,435 million.

The net release of provisions and reserves for loan losses of CZK 1,513 million reflects release of specific provisions to loans as a result of improving quality of the Bank's loan portfolio. It also includes partial release of general reserve following new Czech legal requirements. The current sale of part of KB non-performing loans has no material impact on the result in 2002.

Net creation of provisions for CDO/CLN amounted to CZK 759 million, which reflects the deterioration in assets underlying these securities.

The net creation of provisions for investments in subsidiaries and associates of CZK 339 million was mostly dedicated to restructuring process of Komerční Pojišťovna.

TAX CHARGE

The total income tax amounted to CZK 2,508 million. In 2002 the Bank for the first time posted deferred tax receivable in the amount of CZK 902 million.

In Prague, February 28, 2003.

Alexis Juan
Komerční banka, a. s.
Chairman of the Board of Directors and CEO

Philippe Rucheton
Komerční banka, a. s.
Member of the Board of Directors and CFO